EX-99.n.i

DIMENSIONAL FUNDS TRUST

Multiple Class Plan Pursuant to Rule 18f-3

I.
INTRODUCTION

This Multiple Class Plan Pursuant to Rule 18f-3 (the “Plan”) has been adopted by a majority of the Board of Trustees of Dimensional Funds Trust (the “Company”), including a majority of the Trustees who are not “interested persons” (as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Company (together, the “Independent Trustees”), pursuant to Rule 18f‑3 under the 1940 Act, with respect to each series of the Company listed on Exhibit A to this Plan (each a “Fund,” and together, the “Funds”).
The Plan designates the share classes offered by the Company: Institutional Class and ETF Class.  In accordance with Rule 18f-3 under the 1940 Act, the Plan sets forth the differences between the classes with respect to distribution arrangements, shareholder services, expense allocations and any related conversion features or exchange privileges.
The Company’s Board of Trustees, including a majority of the Independent Trustees, has determined that the Plan, including the allocation of expenses, is in the best interests of each Fund and each class of shares offered by each Fund.
II.
ELEMENTS OF THE PLAN
Class Designation:  The shares of each Fund shall be divided into the classes identified on Exhibit A to the Plan.  Subject to approval by the Board of Trustees, the Company may change the names designating the Funds’ classes of shares.
Differences in Eligibility and Distribution Arrangements:
Institutional Class Shares- Institutional Class Shares shall be available to eligible investors, including generally institutional investors, clients of registered investment advisors, and certain insurance company separate accounts (and others as disclosed in the Funds’ prospectuses, as amended from time to time (the “Prospectuses”)).  All shares will be sold subject to the supervision of DFA Securities LLC (“DFAS”). Institutional Class Shares are distributed as described in the Prospectuses and shall not incur distribution expenses.
ETF Class Shares- ETF Class Shares shall be available to investors that are Authorized Participants (or that purchase ETF Class Shares through Authorized Participants) and that generally pay for their ETF Class Shares by depositing a prescribed basket consisting of securities and/or cash with the Fund. An Authorized Participant is an institution, usually a broker-dealer, that is a participant in the Depository Trust Company (DTC) and that has executed an Authorized Participant Agreement with DFAS. Additional eligibility requirements may be specified in the Prospectuses. Investors who are not Authorized Participants may buy and sell ETF Class Shares through various exchanges and market centers. ETF Class Shares are distributed as described in the Prospectuses and shall not incur distribution expenses.

Differences in Shareholder Services:
Institutional Class Shares - Investors in Institutional Class Shares shall receive a standard array of shareholder services, as described in the Prospectuses of Institutional Class Shares of the Funds.
ETF Class Shares - Investors in ETF Class Shares shall receive a standard array of shareholder services, as described in the Prospectuses of ETF Class Shares of the Funds.

Expense Allocations: In accordance with Rule 18f-3 under the 1940 Act, all expenses of each Fund shall be allocated among the classes of shares of such Fund pro rata based on the relative net assets of each class, except that the following types of fees and expenses to the extent that they relate to a particular class shall be allocated to such class:
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transfer agency and other recordkeeping costs;
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Securities and Exchange Commission and blue sky registration or qualification fees;
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printing and postage expenses related to printing and distributing materials, such as shareholder reports, Prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class;
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audit or accounting fees or expenses relating solely to such class;
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the expenses of administrative personnel and services as required to support the shareholders of such class;
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litigation or other legal expenses relating solely to such class;
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Trustees’ fees and expenses incurred as a result of issues relating solely to such class;
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exchange listing fees related to such a class; and
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other expenses subsequently identified and determined to be properly allocated to such class.
For all purposes under this Plan, fees and expenses that “relate to” a class of shares are those fees and expenses that are actually incurred in a different amount by the class or that relate to a different kind or to a different degree of services provided to the class. The officers of the Company shall have the authority to determine, to the extent permitted by applicable law or regulation and/or U.S. Securities and Exchange Commission guidance, whether any or all of the fees and expenses described in the Plan should be allocated to a particular class of shares. The Treasurer, an Assistant Treasurer, or another appropriate officer of the Company shall periodically or as frequently as requested by the Independent Trustees report to the Board of Trustees regarding any such allocations.
Notwithstanding the foregoing, the Company may not allocate advisory or custodial fees or other expenses related to the management of a Fund’s assets to a particular class.

Conversion Features:
Automatic Conversions- Institutional Class Shares and ETF Class Shares of the Funds do not provide for automatic conversions between classes.
Self-Directed Conversions. Except as otherwise provided, a shareholder may convert Institutional Class Shares into ETF Class Shares of the same Fund (if available), provided that: (i) the Institutional Class Shares and the ETF Class Shares declare and distribute dividends on the same schedule; (ii) the Institutional Class Shares to be converted are not held through an employee benefit plan; and (iii) following the conversion, the shareholder will hold ETF Class Shares through an eligible brokerage account. Any such conversion will occur at the respective net asset values of the Institutional Class Shares and the ETF Class Shares next calculated after the Fund’s receipt of the shareholder’s request in good order. The Fund may charge an administrative fee to process conversion transactions.

Exchange Privileges: Institutional Class Shares of a Fund may be exchanged for shares of the identical class of shares of another Fund, according to the terms and conditions stated in each Fund’s Prospectus, to the extent permitted under the 1940 Act and the rules and regulations adopted thereunder. ETF Class Shares do not provide an exchange privilege.
Voting and Other Rights:  All class shares shall each have:  (a) exclusive voting rights on any matter submitted to shareholders that relates solely to the arrangements of that class; (b) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (c) in all other respects, the same rights and obligations as the other class.
Additional Information:  The Plan is qualified by and subject to the terms of the Prospectuses for the applicable classes; provided, however, that none of the terms set forth in any such Prospectuses shall be inconsistent with the terms of the classes contained in the Plan.  The Prospectuses for the Funds contain additional information about the classes and the Funds’ multiple class structure.

Adopted:  February 6, 2026

Exhibit A

Fund	Class(es)
Dimensional US Equity Market Portfolio	Institutional Class and ETF Class
Dimensional US Core Equity Market Portfolio	Institutional Class and ETF Class